Mail Stop 0309	November 3, 2004

Mark J. Ahn, Ph.D.
President and CEO
Hana Biosciences, Inc.
400 Oyster Point Boulevard, Suite 215
South San Francisco, CA 94080

Re:	Hana Biosciences, Inc.
Amendment No. 1 to Registration Statement on Form SB-2, filed October
12, 2004
File No. 333-118426

Dear Dr. Ahn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, pages 7-18

1. We note your response to our prior comment 7 and reissue that comment. Many of your subheadings still currently either merely state a fact about your business. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Succinctly state in your subheadings the potential consequences that result from the facts or uncertainties. See, for example, "Clinical trials are very expensive, time-consuming and difficult to design and implement," "The results of our clinical trials may not support our product candidate claims," and "Physicians and patients may not accept and use our drugs." Please note that these examples are not exhaustive and have only been provided for illustration.

"A significant number of shares of our common stock . . . ." Page 7

2. We note your response to our prior comment 12 and reissue that comment in part. Please revise to disclose in this risk factor that 7,906,028 shares of your common stock will become available for sale upon the effectiveness of this registration statement.

"Our product candidates are in early stages of clinical trials . . .
.." Page 11

3. We note your response to our prior comment 22 and reissue that comment in part. On page 27 you state that, "Assuming FDA approval of our IND, we expect to commence Phase I trials by the end of 2004 .
.. . ."  In this risk factor, however, you state that, "the IND for
IPdR is still under development and we do not expect to commence a Phase I trial until late 2005." It appears that your prospectus still contains some statements regarding the timing of a Phase I trial that may be confusing. Please revise your disclosure throughout the prospectus to clarify.

Management`s Discussion and Analysis or Plan of Operation, pages 19,
20 and 22

4. Refer to you response to comment 39. We note your revised disclosure in the Company`s plan of operation for the next twelve months as well as your removal of the development plan timetables for PT-523 and IPdR. Please expand your discussion of planned drug development and related expenditures to incorporate the specific assumptions underlying these development plan timetables or explain to us why this disclosure is not needed for a proper understanding and evaluation of the Company and its future prospects. Include the amount of planned expenditures on page 16.

Liquidity and Capital Resources, page 20

5. Refer to you response to comment 45. We note that you have not included a Table of Contractual Obligations and have significantly reduced discussion of Company`s license agreements. Please expand disclosure in Liquidity and Capital Resources as follows, so that an investor can better assess known trends, events or uncertainties that are reasonably expected to have a material effect on the Company`s short term or long-term liquidity.


a. The specific terms of each license agreement as disclosed in your initial filing.
b. Pertinent data for an understanding of how the activities described in the development plan timetables for PT-523 and IPdR shown in your initial filing are expected to affect the timing and amount of the milestone payment obligations under the Company`s license agreements. We note that the Company made milestone payments amounting to $200,000 during the six months ended June 30, 2004.
c. Explanatory discussion of your assessment of the risks and uncertainties that determine the success or failure of the Company`s research and development activities and its related obligation to make milestone payments.

Our Company

Cancer Overview, page 32

6. We note your response to our prior comment 59 and reissue that comment in part. Please provide us with marked copies of documents containing the statistics you cite to related to the occurrence of cancer and amounts spent treating cancer.

7. Please also tell us who Datamonitor is and how they arrived at these estimates. Were these estimates prepared on your behalf or are they publicly available? If these estimates were prepared on your behalf, please disclose this information and file Datamonitor`s consent.

License Agreements and Intellectual Property, page 48

8. We note your response to our prior comment 48 and your revised disclosure. Please revise to disclose all payments made to date, including license fees. We note that the discussion of your agreement related to PT-523 is silent as to licensing fees. If there were no licensing fees, then supplementally provide this information in your response letter. We note that the discussion of your agreement related to IpdR states that you are required to make additional payments in the amount of $500,000 in addition to license fees paid to date. Please quantify all payments made to date, including these licensing fees.

Principal Shareholders, page 59

9. We note your response to comment 69. Please revise to identify the natural persons who have voting and dispositive rights over shares held by R&R Biotech, LLC.


Selling Shareholders, pages 64-69

10. We note your response to our prior comment 72. Please confirm to us in your next amendment and response letter that for each selling shareholder that is neither a natural person nor a publicly registered company, you have disclosed the natural person(s) that have voting and dispositive rights.

Plan of Distribution, pages 70-72

11. We note your response to our prior comment 73 and your revisions to the prospectus. Please delete the following statement: "The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus." Additionally, revise the first paragraph under the discussion of the "Plan of Distribution" to clarify that transferees must be named in a prospectus supplement or post effective amendment before they can sell their shares pursuant to this registration statement. As currently written, it appears that transferees can sell their shares pursuant to this registration statement without being named in the selling shareholder table.

12. We note your response to our prior comment 74 and reissue that comment. Please revise your statement that "The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act . . . ."  Please note that any such broker-dealers will be deemed underwriters in connection with such sales.

Financial Statements

Note 4. Issuance of Securities, page F-6

13. Refer to your response to comment 75. We note that you replaced all discussion of stock option activity with a summary table. Please restore the discussion included in the initial filing to Note 4.

Note 5. Stock-Based Compensation, page F-7

14. Refer to your response to comment 76. We note that you have used a market value that differs from the $2.375 per share issuance price in February 2004 in calculating your stock compensation. Please give us the date of each option or stock issuance in your response.
Please tell us why you believe the market value used is appropriate in light of the recent share issuance.


Pro Forma Condensed Combined Balance Sheet, page F-21

15. Please clarify the terms governing the conversion of the EMLR
Series A and B preferred shares to the Company`s common stock. We note that your pro forma presentation assumes that all of the holders will convert their preferred shares to common shares.

16. Refer to your response to comment 77. We note that your revised disclosure states each EMLR Series A and Series B preferred share is convertible into 1.410068 common shares. Explain why this does not constitute a beneficial conversion feature under EITF 98-5 and 00-27.

17. Refer to your responses to comments 80 and 81. We note that pro forma earnings per share will differ from historical earnings per share because the number of outstanding shares will change as a result of the retroactive restatement to reflect the recapitalization of Hana. Please include pro forma condensed combined income statements through June 30, 2004 (or latest interim period), showing all pro forma adjustments and pro forma earnings per share as if the reverse merger had occurred on January 1, 2003. Explain the basis for your decision to exclude the private placement of 2,395,210 shares and conversion from the pro forma presentation.

18. In the headnote, you state that Hana had 2,395,210 outstanding shares of Series A Convertible Preferred Stock immediately prior to the merger. However, we were unable to locate these shares on Hana`s historical balance sheets. Please advise or revise.

*	*	*	*	*


As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Frank Wyman at (202) 942-2851 or Mary Mast at (202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or Suzanne Hayes at (202) 942-1789 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Christopher J. Melsha, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, Minnesota 55402